082-01571



Ladbrokes PLC SUPPL

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 JANUARY 2010, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 933,779,963 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 902,019,395. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

dlw 3/23

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Ignis Investment Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	27 January 2010
6. Date on which issuer notified:	28 January 2010
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	Nominee Holdings

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00BOZSH635					28,012,053		3.10%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	**% of voting rights**
28,012,053	3.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Pearl Group Limited Impala Holdings Limited Pearl Group Holdings (No.1) Ltd Ignis Asset Management Ltd Ignis Investment Services Ltd (indirect) Vidacos Nominees Ltd (22,738,051.00 2.52%) State Street Nominees (3,426,671.00 0.38%) BNY (OCS) Nominess Ltd (1,847,331.00 0.20%)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

RECEIVED
2010 MAR 22 P 1:21
OFFICE OF INTERNATIONAL

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	**Ladbrokes plc**

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation: [iii]	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):[iv]	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Assurance Society Limited (LGAS & LGPL)
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	20 January 2010
6. Date on which issuer notified:	21 January 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	L&G (From 6% to 7%)

8. Notified details:							
A: Voting rights attached to shares [viii, ix]							
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
				Direct [xi]	Indirect [xii]	Direct	Indirect
ORD GBP GB00BOZSH635	56,609,817 (As on 12/01/2010)		66,547,136	66,547,136		7.37%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
66,547,136	7.37%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]

Legal & General Group Plc (Direct and Indirect) (Group) (83,175,112 - 9.22% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (83,175,112 - 9.22% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)
(83,175,112 - 9.22% = Total Position)

Legal & General Group Plc (Direct) (L&G) (66,547,136 - 7.37% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (31,547,488 - 3.49% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (31,547,488 - 3.49% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH) (34,999,648 - 3.88% = LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (34,999,648 - 3.88% = LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

It has been brought to the company's attention that Legal & General Group Plc made the following 'holding in company' notifications in the period from 26 January 2009 to 12 January 2010.

Date	Number of Shares Issued		Number and % of voting rights Direct and Indirect		Direct	
12 January 2010	902,005,929	L&G (From 5% to 6%)	66,623,865	7.38%	56,609,817	6.27%
17 December 2009	901,991,177	L&G (From 4% to 5%)	50,539,868	5.60%	45,355,405	5.02%
15 December 2009	901,991,177	LGIM (Above 5%)	46,705,084	5.17%	42,103,192	4.66%
27 November 2009	901,974,718	L&G (From 3% to 4%)	-	0.00%	37,921,517	4.20%
20 March 2009	601,227,711	L&G (From 4% to 3%)	-	0.00%	24,023,074	3.99%
04 March 2009	601,227,711	L&G (From 3% to 4%)	-	0.00%	24,087,999	4.00%
26 February 2009	600,709,839	L&G (From 4% to 3%)	-	0.00%	24,019,150	3.99%
20 February 2009	600,709,839	L&G (From 3% to 4%)	-	0.00%	24,372,502	4.05%
26 January 2009	600,638,706	L&G (From 4% to 3%)	-	0.00%	23,776,688	3.95%

Due to a procedural error concerning Ladbrokes' e-mail system these notifications were not received by Ladbrokes personnel at the time the notifications were issued. This error has now been corrected and Ladbrokes plc expects all subsequent notifications to be received by its personnel and in accordance with DTR 5.8.12 to be made public.

14. Contact name:

15. Contact telephone number:

Ladbrokes PLC

ADDITIONAL LISTING

A block listing application has been made for 150,000 Ordinary Shares of 28 1/3p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

These shares will be allotted in accordance with the rules of the Ladbrokes plc Own plan. They will be issued fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares of the Company.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	50	25	3,747
JOHN O'REILLY	50	25	3,747
BRIAN WALLACE	50	25	1,324
RICHARD AMES	49	25	1,743
PDMRs			
MICHAEL O'KANE	50	25	3,747
MICHAEL NOBLE	50	25	3,747

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 FEBUARY 2010 AT 151.60 PENCE PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

RNS Number : 3202H
Ladbrokes plc
18 February 2010

Ladbrokes plc ('the Group') today announces its results for the year ended 31 December 2009.

Financial Results

- Group net revenue(1) of £963.7 million (2008: £1,052.9 million)
- Group operating profit(1)(2) of £168.5 million (2008: £250.7 million)
- High Rollers operating profit of £66.9 million (2008: £80.1 million)
- Interest(3) of £44.1 million with blended interest rate of 4.9%
- Profit before tax(3) of £191.3 million (2008: £265.6 million)
- Effective tax rate(3) of 15%
- Earnings per share(3) of 21.7 pence (2008: 32.2 pence(4))
- Cash generated by operations was £226.0 million
- Group net debt was £694.2 million at 31 December 2009 (31 December 2008: £987.1 million) with undrawn committed bank facilities of £428.1 million
- As announced at the rights issue, the Group will not be paying a final dividend, giving a total dividend for 2009 of 3.5 pence per share.(5)

(1) Continuing operations excluding High Rollers.

(2) Profit before tax, finance costs and non-trading items.

(3) Before non-trading items for continuing operations.

(4) Adjusted for the bonus element of the rights issue announced on 8 October 2009.

(5) 2.98 pence per share after adjusting for the bonus element of the rights issue.

Highlights

- Significant cost actions taken will benefit the business in 2010
- Material upside potential from capturing machine profit opportunity - trial progressing
- Potential 2010 benefit of return to more normalised UK Retail gross win margin
- Sportsbook moved to Gibraltar ahead of schedule - £7.5 million 2010 benefit expected
- New online Sportsbook successfully launched in January 2010
- Group wide World Cup opportunity to be capitalised upon
- Today announced a tender offer for the 2012 Notes and a proposal to issue new seven year Notes to extend our debt maturity profile

Ladbrokes Chairman, Peter Erskine, commented:

"2009 was a challenging year for Ladbrokes. We were impacted by the deteriorating economic environment and the industry-wide issue of lower third quarter gross win margins. We are concentrating on building on our strengths (the Ladbrokes' brand, bookmaking expertise, innovation and creativity) and, importantly, are relentlessly focused on execution and delivery.

"We recognise the likely challenges from rising unemployment and more general consumer spending headwinds. However, Ladbrokes continues to be a profitable and cash generative business with strong positions in markets that remain attractive and we have a strong platform to continue to grow our online business. We have strengthened our balance sheet and are taking decisive cost actions that will leave Ladbrokes well positioned when the upturn comes.

"In January 2010 we announced that Chris Bell will be stepping down from his role as Chief Executive in early summer. The search process is underway and we shall update the market in due course. Chris has made an invaluable contribution to the growth and development of Ladbrokes during his 20 years with the Company, nine of which were as Chief Executive. The Board is grateful for his support in providing continuity during the transition period."

Operational overview

Our customer base and core markets are changing and our long term strategy continues to evolve and adapt. The three strands of our strategy, UK Retail, eGaming and International remain as before, with the focus upon seamless execution and consistent delivery.

UK Retail

Aside from enhancing our position by increasing the pace of new shop openings (which offer good returns on investment), we

continue to see opportunities to drive revenue growth relative to our competitors.

We believe that the progress we have made in retail customer relationship management ('CRM') gives us a competitive edge. In 2008 we launched our OddsOn! loyalty programme which now accounts for circa 40% of Over the Counter amounts staked. The enhanced understanding of our retail customers is unparalleled in the retail betting industry. Having changed the points award scheme in July 2009, and turned our focus from recruitment to targeted marketing, we expect to reduce free bets from £16.3 million in 2009 to £10 million in 2010. The analysis of returns on recent targeted marketing campaigns is encouraging and we continue to review how to take the programme forward.

We recognised that the performance of our machine estate could be enhanced and in the second half, we began to trial two new suppliers (Global Draw and Inspired Gaming) and also installed 'Revolution' (a new operating platform with enhanced graphics and 20 new games) on the remainder of the Barcrest estate of machines. Although a change in estate mix tends to lead to disruption in the short term, we believe our initiatives to close the gap with the competition will prove to be a significant revenue driver over the medium term.

eGaming

Our leading position with the UK online betting and gaming consumer provides an excellent platform for growth. Our strategy is to strengthen this position while capturing the opportunities that are arising in overseas markets, particularly in countries which are regulating and licensing online betting and/or gaming.

Our strategy to enhance our UK position has four key pillars: product development to ensure we retain the best in class Sportsbook and Gaming offering (including the introduction of Ladbrokes financial spread betting with WorldSpreads), channel development through maximising the multi-channel opportunities provided by cross-promotion throughout our retail estate and further developing our mobile service, growing the player base through cost effective advertising and promotion and maximising player yield through enhanced CRM.

In 2010 the World Cup offers us a great opportunity for player recruitment and we intend to maximise the potential offered.

Internationally our focus is on countries introducing regulation to open their market to legal competition, for example, Spain, Italy, France and South Africa. With countries adopting various regulatory and fiscal regimes different entry strategies may be appropriate. Consequently in addition to entry under the Ladbrokes brand, we continue to explore relationships with foreign companies and also monitor the landscape for consolidation.

Today we are announcing a partnership in South Africa with KaiRo, an African casino operator, which subject to licensing approval we intend to be operational in time for the World Cup.

International

In Italy, the sale process of the retail business is well underway and an announcement will be made in due course.

In Ireland the business has suffered with the recession and poor sporting results. Cost initiatives executed in UK Retail have been rolled into Ireland and we are well positioned to benefit from the strong operational gearing when the recovery materialises.

In Belgium, where we are market leader, 2009 profitability was held back by a weak margin performance.

In Madrid, Sportium, our joint venture with Cirsa, continues to exceed our expectations. We anticipate other regions will regulate retail betting during the course of 2010, enhancing the scale and profitability of the Spanish business.

Cost reduction

The priority of cost control has been evident across the Group and we have achieved a great deal in 2009, with UK Retail costs lower than in 2008. With a pay freeze across the Group until 2011, 2010 like for like UK Retail costs are expected to be flat.

In eGaming we have made a step-change in the cost profile of the business by completing, in November, the relocation of our Sportsbook to Gibraltar with an incremental £7.5m benefit to the business in 2010. To mitigate the rising costs associated with investment into new geographies, management identified £2.6 million of savings in 2009 and a further £3.9 million for 2010.

In Telephone Betting we have commenced a consultation with our staff regarding the closure of our Liverpool call centre which is one of the initiatives to deliver £2.7 million of savings in 2010. We are also introducing technology and training which will allow us to route telephone betting calls to certain shops and further reduce costs.

Regulation

Ladbrokes continues to place a high priority on effective communication with legislators and regulators to ensure policymakers are fully informed about the wider impact of any proposals.

UK regulatory developments

In the UK, there are a number of ongoing consultations with both the Department of Culture, Media and Sport (DCMS) and HM Treasury (HMT). The timing of proposals resulting from these consultations is likely to be affected by the timing of the UK General Election.

- DCMS completed a pre-consultation review of Category B gaming machine stakes and prizes. Details of the planned review have yet to be published.

- In October 2009 HMT completed a consultation into simplification of existing gaming machine taxes. Conclusions have yet to be announced.

- In January 2010 year DCMS announced a consultation to explore new licence requirements for overseas-based betting and gaming operators. Full details of the consultation are expected to be announced in March.

- In January 2010 the sports betting integrity panel, published its' report with a number of recommendations, including the creation of a Sports Betting Intelligence Unit within the Gambling Commission. Ladbrokes welcomes the report as a proportionate response to an issue that is often significantly overstated.

- In 2009 it was agreed the Horseracing Levy would remain at 10% of gross win on British horseracing until April 2011. Negotiations for the following year's scheme will begin in March 2010.

- Fieldwork for the 3rd British Gambling Prevalence Survey has already begun and the report is expected to be published before the end of 2010.

European regulatory developments

In Europe there are a number of regulatory developments in key markets and Ladbrokes is actively assessing these opportunities and its options for market-entry.

- In Spain further regions are considering introducing licensed retail betting. The national regulator is also actively considering proposals to licence online gambling.

- In France the Sénat is in the final stages of reviewing the draft law to regulate gaming. The full detail of the legislation therefore is yet to be confirmed.

- Denmark plans to have regulation in place by January 2011. The formal draft legislation is expected to be published imminently.

- In Italy Ladbrokes has extended the product offering on its licensed Italian website to include tournament poker and expects further deregulation to enable additional product diversification during 2010.

Dividend

In line with the disclosure at the time of the rights issue, the Group will not be paying a final dividend for 2009 (2008: 7.71 pence per share, as adjusted for the bonus element of the rights issue). The total dividend for 2009 is therefore 3.5 pence (2008: 14.15 pence) per share, or 2.98 pence (2008: 12.05 pence) per share as adjusted for the bonus element of the rights issue.

The Board intends to resume a progressive dividend policy, from the 2010 interim dividend onwards, with a target dividend cover of approximately 2.0 times underlying earnings excluding High Rollers.

Capital structure

In July 2009 the Group repaid the €464.5 million (£351.0 million) Eurobond and during the year extended £30 million of bank facilities from 2011 to 2013 and sourced an additional £30 million of 2013 facilities. In October the Group completed a rights issue to raise £274.6 million. The cash proceeds were used to pay down debt and the Group took the opportunity to cancel £55 million of 2011 bank facilities. At 31 December 2009, the net debt for the Group was £694.2 million and the Group had £428.1 million of undrawn committed bank facilities available.

The net debt to EBITDA ratio for the Group at 31 December 2009 was 2.5 times (3.3 times after adjusting for High Rollers).

The Group is also announcing today a tender offer (the 'Tender Offer') for its £250 million 7.125% Notes due 2012 (the '2012 Notes') and a proposal to issue new sterling-denominated fixed rate notes (the 'New Notes'), with an expected maturity of seven years, to institutional investors. The rationale for the Tender Offer and New Notes is to extend the Group's debt maturity profile. Purchases of the 2012 Notes under the Tender Offer will be conditional upon the successful completion of the issue of the New Notes. Further information in relation to the Tender Offer and the New Notes, including the offer restrictions and other relevant restrictions, are contained in a separate announcement and the relevant documentation for the Tender Offer and New Notes.

Following approval by shareholders at the 2009 Annual General Meeting, the cancellation of the Company's share premium account was confirmed by the Court and became effective on 31 July 2009. Following this the Company's distributable reserves at year end were £2.1 billion.

Board

In November we strengthened the Board with the appointment of Sly Bailey, Chief Executive Officer of Trinity Mirror plc and Darren

Shapland, Chief Financial Officer of J Sainsbury plc as Non-Executive Directors. Both are highly experienced executives with a track record of significant achievements and we believe that their extensive knowledge of retail and media will be of significant benefit as we take the business forward.

In January 2010, following almost 20 years with the Company, it was announced that Chris Bell is to step down as Chief Executive. He will not be standing for re-appointment at this year's annual general meeting. Chris and the Board agreed that it was an appropriate time to seek new leadership for the business. Chris' commitment to Ladbrokes has been invaluable and to ensure continuity he has agreed to stay on in his role and do all to support the company during the transition. The search process for his successor is ongoing and we shall update the market in due course.

Nicholas Jones and Henry Staunton, who have been non executive directors since 2002 and 2006 respectively, have decided to retire at the coming Annual General Meeting and we thank them for their significant contribution. Darren Shapland has been appointed a member of the audit committee and will become the committee's Chairman on Henry Staunton's retirement.

Trading outlook

In the period from 1 January to 16 February Group net revenue (excluding High Rollers) declined 4.6% against the prior period in 2009, with the severe weather conditions leading to a high level of UK and Irish horse race abandonments and football match postponements. Despite this, lower gross profits tax and operating costs resulted in January's operating profit being ahead of last year and our internal plan.

In UK Retail OTC amounts staked were down 11.2% with net revenue down 5.8%, reflecting a stronger margin and lower free bets. Average gross win per machine per week was down 4.0% against the comparative period last year. The trial of new machines is well underway and early results are promising. eGaming net revenue was down 0.5% overall with Sportsbook showing 8.0% growth.

Since the start of the year, the High Rollers business has contributed a further £8.6 million of operating profit.

With a strengthened balance sheet we remain confident in our ability to emerge from the economic downturn with a stronger, more focused business with good growth opportunities and we are committed to rising to the challenges that lie ahead.

Performance Summary

Profit from continuing operations by business [1][2]	Year ended 31 December 2009	Year ended 31 December 2008[3]	*Year on year change*
	£m	£m	%
UK Retail	134.5	187.9	*(28.4)*
Other European Retail [4]	8.3	24.4	*(66.0)*
eGaming	46.1	55.1	*(16.3)*
Core Telephone Betting	(3.3)	3.1	*(206.5)*
International development costs	(2.6)	(4.9)	*46.9*
Corporate costs	(14.5)	(14.9)	*2.7*
Total excluding High Rollers	168.5	250.7	*(32.8)*
High Rollers	66.9	80.1	*(16.5)*
Total	235.4	330.8	*(28.8)*

(1) Continuing operations excluding High Rollers

(2) Profit before tax, finance costs and non-trading items

(3) 2008 adjusted to account for discontinued operations and moving Spain from International development costs to Other European Retail

(4) Other European Retail comprises: Ireland, Belgium and Spain

Enquiries to:

Brian Wallace, Group Finance Director

Kate Postans, Head of Investor Relations

Ciaran O'Brien, Head of Public Relations

Switchboard +44 (0) 20 7355 0340

Notes to editors:

The company will be hosting an analyst presentation at the DB Auditorium (Winchester House, 75 London Wall, EC2N 2DB) at 9am this morning. This will be available to listen into by dialing +44 (0)203 037 9093 and asking for the 'Ladbrokes plc Preliminary Results.' Alternatively a live webcast of the presentation, with slides, will be available at the 'Investor Centre' on www.ladbrokesplc.com. A recording of the webcast will be available, at the same location, from 12pm (UK time) the same day.

For further information on Ladbrokes plc, please visit our corporate website at www.ladbrokesplc.com. High-resolution images are available to download from the media centre section under the heading 'image library'. Executive images are also available at www.vismedia.co.uk in the Ladbrokes section.

Preliminary statement of results
for the year ended 31 December 2009

Continuing operations	Year ended 31 December 2009 £m	Year ended 31 December 2008[1] £m
Net revenue (excluding High Rollers)	**963.7**	**1,052.9**
Net revenue from High Rollers	**68.5**	**98.3**
Net revenue	**1,032.2**	**1,151.2**
Operating profit[2] (excluding High Rollers)	**168.5**	**250.7**
Operating profit[2] from High Rollers	**66.9**	**80.1**
Operating profit[2][3]	**235.4**	**330.8**
Net finance costs[3]	(44.1)	(65.2)
Profit before tax and non-trading items[3]	**191.3**	**265.6**
Non-trading items before tax[4]	(17.2)	(8.1)
Profit before tax	**174.1**	**257.5**
Tax	(27.7)	(37.3)
Profit after tax - continuing operations	**146.4**	**220.2**

EBITDA[3] - continuing	288.9	383.8
Basic earnings per share[3][5] - continuing	21.7p	32.2p
Proposed dividend per share[5][6]	-	7.71p

(1) Refer to notes 2(c) and 15 of the financial statements for details of the restatement.

(2) Profit before tax, finance costs and non-trading items.

(3) Before non-trading items and discontinued operations. Non-trading items are profit or losses on disposal or impairment of non-current assets or businesses, unrealised gains and losses on derivative financial instruments, business restructuring costs, litigation and transaction costs and derecognition of deferred consideration on acquisitions.

(4) For 2009 non-trading losses before tax of £17.2 million includes a £6.1 million impairment charge and a £6.2 million loss on closure of shops in the UK and Irish Retail estate as well as £3.9 million of restructuring costs incurred across the Group. Additionally, there is a £1.0 million loss relating to net unrealised gains and losses on derivatives and on retranslation of foreign currency borrowings.

(5) Restated for the bonus element of the rights issue announced on 8 October 2009 (see note 14).

(6) A final dividend has not been declared this year (2008: 7.71 pence per share). The 2008 final dividend of 7.71 pence per share (£54.4 million) and the 2009 interim dividend of 2.98 pence per share (£21.0 million) were paid in 2009.

Business Review

UK Retail

UK	Year ended 31 December 2009	Year ended 31 December 2008	Year on year change
	£m	£m	%
- OTC amounts staked (1)	2,654.7	2,860.1	(7.2)
- Machines amounts staked	8,787.4	9,343.0	(5.9)
Amounts staked	11,442.1	12,203.1	(6.2)
- OTC gross win (1)	427.4	487.8	(12.4)
- Machines gross win	282.5	286.1	(1.3)
Gross win	709.9	773.9	(8.3)
Adjustments to GW (2)	(53.2)	(50.8)	(4.7)
- OTC net revenue	412.5	479.2	(13.9)
- Machines net revenue	244.2	243.9	0.1
Net revenue	656.7	723.1	(9.2)
Gross profits tax	(63.0)	(71.6)	12.0
Associate income	3.2	3.7	(13.5)
Operating costs	(462.4)	(467.3)	1.0
Operating profit (3)	134.5	187.9	(28.4)

(1) Greyhound tracks account for £10.2 million of amounts staked and £6.5 million of gross win in 2009 (2008: £10.7 million of amounts staked and £6.6 million of gross win)

(2) Fair value adjustments, free bets and VAT

(3) Before non-trading items

Amounts staked for the OTC business declined 7.2% year on year. With the exception of Q3, when the business saw a low gross win margin and reasonable customer recycling, the trend in amounts staked has deteriorated through the year as the economic environment has worsened and unemployment has continued to rise. In Q4 the amounts staked for the OTC business were down 10.4% versus the corresponding period last year, although it is worth noting that the rate of decline in December improved from November despite a number of horse race cancellations. Analysis of our OddsOn! data and its proportion of activity suggests we have not seen a material decline in footfall over the period.

OTC gross win for the period declined by 12.4% to £427.4 million with a gross win margin for the year of 15.9%, a full one percentage point lower than 2008. A weak horse margin contributed to this decline, however it was largely driven by football where the margin was 5.9 percentage points lower than 2008. In Q4 the proportion of drawn games and favourites winning moved to give an above average football margin but it still fell behind the fourth quarter of 2008. Our focus remains on overall OTC gross win contribution and we see no reason why we should not return to a more normalised margin in the medium term (five year average in 2004-2008 of 16.6%).

OTC net revenue declined 13.9% to £412.5 million after adjusting for free bets. High levels of OddsOn! promotional and customer recruitment activity in the first half meant that OTC customers enjoyed £11.8 million of free bets versus £2.0 million in the comparative period in 2008. In the second half of 2009 the revised point award scheme and more targeted marketing led to a reduction in free bets to £3.1 million (H2 2008: £6.6 million).

As we have previously stated the development of our OddsOn! programme is a two to three year project and now the focus is on highly targeted campaigns aimed at driving revenue from specific customer activities and we are actively exploring cross-channel opportunities. In 2010 we are guiding to £10 million of freebets which includes activity around the World Cup. We look forward to maximising the recruitment potential offered by the tournament and await with interest to see which team wins.

The average gross win per gaming machine per week was up 0.4% to £685 (2008: £682). During the year there were on average 7,892 terminals versus 8,044 terminals last year. Total machine gross win fell 1.3% during the year to £282.5 million. The proportion of B3 (£1 stake: £500 jackpot) content being played has continued to increase to approximately 20% and there has been a corresponding uplift in margin by 0.15 percentage points to 3.2%.

Earlier in the year the focus was upon machine content and the first half saw the introduction of six new B2 and B3 games. As the year progressed it became apparent that the performance lagged that of competitors, so the decision was made to further improve the current Barcrest machines with a new 'Revolution' platform (which offers upgraded software, graphics, functionality and games) and to introduce competitive tension with trials of Global Draw and Inspired Gaming machines. The machine performance has experienced the usual disruption while customers get used to the new products, however in Q2 2010 we expect to be in a position where we can decide what the future shape of the estate will be to optimise the machine performance.

The second half of 2010 should start to demonstrate that our machine initiatives can close the gap with the competition and enhance our key measure of absolute gross win per shop.

Total UK Retail net revenue fell by 9.2% over the year to £656.7 million.

Total costs (excluding gross profits tax) fell 1.0% in the year to £462.4 million driven primarily by staff efficiencies with the total employee hours worked reduced by 1.1 million (6%). The Group also bought out premium pay which will deliver approximately £12 million of cost savings per annum effective from Q4 2010. On a like for like shop basis 2010 operating costs are expected to be flat year on year.

Operating profit for the year was down 28.4% at £134.5 million.

At 31 December 2009 there were 2,088 shops and 46 on-site trading outlets in Great Britain. During the year there were 14 openings, 17 shop closures, six on-site outlet closures, 22 relocations and 77 shops refurbishments. At the end of the year there were 7,903 machines. In 2010 the Group plans to open 50 new shops which are expected to cost circa £10 million in capital expenditure. The planned shop openings have been carefully researched with appropriate site identification a key factor. Our analysis suggests that new licences and the planned relocations and refurbishments should deliver attractive returns and further strengthen our UK market position.

Other European Retail - Ireland

Ireland	Year ended 31 December 2009	Year ended 31 December 2008	*Year on year change*
	£m	£m	%
- OTC amounts staked	632.5	608.2	*4.0*
- Machines amounts staked	100.9	76.2	*32.4*
Amounts staked	733.4	684.4	*7.2*
- OTC gross win	82.1	88.3	*(7.0)*
- Machines gross win	4.2	3.2	*31.3*
Gross win	86.3	91.5	*(5.7)*
Net revenue	81.2	90.6	*(10.4)*
Betting tax	(8.2)	(7.4)	*(10.8)*
Operating costs	(64.2)	(58.8)	*(9.2)*
Operating profit (1)	8.8	24.4	*(63.9)*
Constant currency performance			
- OTC amounts staked	632.5	668.4	*(5.4)*
- Machines amounts staked	100.9	76.2	*32.4*
Amounts staked	733.4	744.6	*(1.5)*
- OTC gross win	82.1	96.8	*(15.2)*
- Machines gross win	4.2	3.2	*31.3*
Gross win	86.3	100.0	*(13.7)*
Net revenue	81.2	99.1	*(18.1)*
Betting tax	(8.2)	(7.9)	*(3.8)*
Operating costs	(64.2)	(64.9)	*1.1*
Operating profit (1)	8.8	26.3	*(66.5)*
Constant currency like for like performance			
- OTC amounts staked	467.2	511.3	*(8.6)*
- Machines amounts staked	19.3	13.7	*40.9*
Amounts staked	486.5	525.0	*(7.3)*
- OTC gross win	59.4	74.3	*(20.1)*
- Machines gross win	1.0	0.9	*11.1*
Gross win	60.4	75.2	*(19.7)*
Net revenue	56.3	74.7	*(24.6)*
Betting tax	(4.5)	(4.6)	2.2
Operating costs	(48.9)	(51.3)	*4.7*
Operating profit (1)	2.9	18.8	*(84.6)*

(1) Before non-trading items

The environment in Ireland is particularly challenging with more than 95 shops closing across the industry during 2009.

Like for like OTC amounts staked at constant currency declined 8.6%. The OTC gross win margin was down 1.5 percentage points and consequently the like for like OTC gross win at constant currency fell 20.1%. In March the OddsOn! programme was launched in the Irish shop estate and quickly achieved more than 30% of amounts staked through the card. The free bets awarded reduced from £3.0 million in the first half during the recruitment phase to £1.6 million in the second half as we focused on targeted marketing.

Overall gross win in Ireland was down 5.7% at £86.3 million with the benefit of the Eastwood acquisition and favourable exchange rates more than offset by weakness in the amounts staked and a much lower gross win margin.

Given the challenging environment, cost control remains a key area of focus. Like for like constant currency costs fell 4.7% while sterling operating costs, in Ireland rose by 9.2% to £64.2 million (2008: £58.8 million) due to foreign exchange appreciation and the additional costs of the Eastwood and McCartan acquired shops.

At 31 December 2009, there were 207 shops in the Republic of Ireland and 78 shops in Northern Ireland. Ten shops were closed during the year and we opened nine shops.

In the Republic of Ireland, the Justice Department is considering modernising the 1931 Betting Act in conjunction with the 1956 Gaming and Lotteries Act and the proposed legalisation of casinos. The consultation process has now finished and we await the conclusion of that review.

The Department of Finance rescinded plans to double betting tax from 1% of turnover to 2% pending a review of taxation arrangements for telephone and online betting.

In Northern Ireland submissions have been requested by the Department of Social Development for a Strategic Review of Gambling Policy, Practice and Law.

Other European Retail - Belgium

Belgium	Year ended 31 December 2009 £m	Year ended 31 December 2008 £m	*Year on year change* %
Gross win	49.4	39.7	*24.4*
Net revenue	49.4	39.7	*24.4*
Duty	(18.5)	(14.7)	*(25.9)*
Operating costs	(27.9)	(21.9)	*(27.4)*
Operating profit (1)	3.0	3.1	*(3.2)*

(1) Before non-trading items

Gross win in Belgium increased 24.4%, as a full year's contribution from additional shops acquired in December 2008 was partially offset by a low margin. The costs for the business rose to reflect the increased costs associated with the higher amounts staked in the estate and the legal requirement to index employee costs, which this year rose 4.5%. Operating profit declined 3.2% to £3.0 million. The total number of shops at 31 December 2009 was 298 following 23 closures and 13 shop openings during the year.

Other European Retail - Spain

Spain	Year ended 31 December 2009 £m	Year ended 31 December 2008 £m	*Year on year change* %
Operating loss (1)	(3.5)	(3.1)	*(12.9)*

(1) Before non-trading items

Bet volumes, the levels of amounts staked and gross win per outlet are all ahead of our expectations. At 31 December 2009 the Madrid estate numbers 78 corners and five stand alone shops. The economic environment in Spain is difficult but the performance is very encouraging and Sportium is the clear market leader in Madrid. Start up losses are better than planned and we expect to be

generating positive cash flows by the end of 2010. Moreover, we anticipate regulatory change in other regions in 2010 which will provide opportunity to build scale through the now proven, low capital, corner model.

eGaming

eGaming	Year ended 31 December 2009 £m	Year ended 31 December 2008 £m	*Year on year change* %
Net revenue			
- Sportsbook	55.7	61.7	*(9.7)*
- Casino	52.0	53.1	*(2.1)*
- Poker	23.7	29.0	*(18.3)*
- Games	17.0	17.6	*(3.4)*
- Bingo	12.3	10.8	*13.9*
Net revenue	160.7	172.2	*(6.7)*
Gross profits tax	(7.6)	(9.4)	*19.1*
Operating costs	(107.0)	(107.7)	*0.6*
Operating profit (1)	46.1	55.1	*(16.3)*

(1) Before non-trading items

Despite good growth in players in the eGaming business (active customers increased 5.6% in the year), the challenging economic climate has impacted revenues as customers reduced their spending, particularly those with higher staking patterns. With 72% of eGaming net revenue derived from UK customers, this economic impact combined with aggressive Sportsbook price competition and a difficult poker market resulted in a 6.7% decline in revenue to £160.7 million. Without a major football tournament in 2009 the number of sign-ups grew 0.5% but average player yields fell from £237 to £210.

Faced with aggressive price competition from competitors operating from offshore low tax environments, we took the decision to compete for horseracing and football business by offering enhanced prices and, from August, 'best odds guaranteed' for horseracing. This ensured we continued to grow our customer volumes and the amounts staked in the Sportsbook grew 10.7%. The pricing actions coupled with the adverse sporting results in Q3 resulted in a gross win margin of 6.5%, 1.3 percentage points below 2008 and consequently net revenue fell 9.7% to £55.7 million. Active players grew by 6.0% despite the absence of a major football tournament. A key growth area is betting in play and amounts staked on our extensive range and depth of in-play markets grew by 32.0% over the year and now accounts for 41.3% of non-horse racing turnover. In November, two months ahead of schedule, we completed the relocation of our Sportsbook business to Gibraltar. This move enables the business to compete more effectively with other operators.

Casino saw good levels of activity during 2009 with active players up 14.5% delivered through online recruitment activity and an effective TV campaign in the UK. Real money sign ups increased 27.8%. However, yields fell 14.0% because of a sharp reduction in spend by high staking VIP customers. As a result casino net revenue fell 2.1% to £52.0 million. The focus has been upon improving our customer relationship management, particularly with our higher staking players. We continue to offer a very high level of choice, introducing an average of twelve new games every month in addition to launching a new live dealer casino in December 2009.

Poker net revenue fell 18.3% during 2009 to £23.7 million as European sites continue to struggle to compete against those sites which accept US customers and consequently enjoy greater liquidity. Active players fell 6.2% with player yields falling 12.1% during the year. Our operational focus changed during the year to reach out to the casual, recreational player under our "poker to the people" campaign which focuses on simplifying the offering to present Ladbrokes as the destination to learn to play the game and hone your skills. Quarter on quarter player volumes returned to growth in Q4.

Games net revenue of £17.0 million was down 3.4%. Bingo net revenues have grown 13.9% to £12.3 million with successful TV advertising, sponsorship of the Australian soap, Neighbours, and the supporting promotional programme improving the average monthly active player days by 18.0% and improving the yield by 18.4% to £122.

Operating costs of £107.0 million represent a 0.6% reduction over 2008. This was despite the additional costs associated with enhanced live streaming content and the roll-out of seven new European language sites.

Operating profit of £46.1 million was down 16.3%.

For 2010 the eGaming focus is upon both strengthening our leading position in the UK and expanding internationally in regulating markets. In January we launched the latest version of the Sportsbook which provides improved navigation to more markets and more live streaming content, an intelligent bet slip to encourage more multiple betting and increased personalisation. In January 2010 the business also received its Italian poker licence and advertising and promotion has begun to maximise the opportunity presented by inclusion in what is fast becoming the largest poker market outside of the US.

In Europe the regulatory environment presents opportunities for Ladbrokes to enter new markets. Having now received our tournament poker licence in Italy, we are excited about the prospect of the introduction of cash poker games and casino gaming later in the year. In Spain we continue to work closely with the regulator in Madrid to acquire a regional licence for online sports betting as well as awaiting details of proposed national Spanish regulation.

Outside of Europe today we are announcing a partnership with our existing African partner, KaiRo, and have applied for a Western Cape licence to operate online sports betting in South Africa. We are also exploring opportunities in Australia.

Telephone Betting

	Year ended 31 December 2009 £m	Year ended 31 December 2008 £m	*Year on year change* %
Core Telephone			
Net revenue	15.7	27.3	*(42.5)*
Gross profits tax	(2.4)	(4.0)	*40.0*
Operating costs	(16.6)	(20.2)	*17.8*
Operating (loss)/profit (1)	(3.3)	3.1	*(206.5)*

(1) Before non-trading items

Profit from High Rollers was £66.9 million (2008: £80.1 million).

The Core Telephone Betting business has had a challenging year with the increasing difficulty of competing with offshore low tax operators, the continued shift of customers to the internet and poor sports results. Excluding High Rollers, net revenue was down 42.5% at £15.7 million with a gross win margin of just 5.4% compared to 7.6% in 2008. Unique active customers fell 11.2% to 96,300 (2008: 108,400), with average monthly active player days down by 11.9% and call volumes down by 9.5%.

Operationally, we have taken mitigating actions as the call volumes have declined. Excluding High Rollers, operating costs of £16.6 million fell 17.8% with agent cost per call rising only 1.8% to 58 pence despite the material drop in call volumes. In November we announced our proposal to close the Liverpool call centre which will contribute towards £2.7 million of cost savings in 2010. In addition we have taken the decision to introduce technology and training which will allow us to route calls to certain shops and further drive call handling efficiencies, whilst maintaining our fast response times and high quality service levels for our customers.

Overhead costs

Our international team, although primarily focused on the opportunity presented by the People's Republic of China, also continue to explore a number of growth opportunities around the world. The cost of international development in 2009 was £2.6 million (2008: £4.9 million).

Corporate costs, before non-trading items, were 2.7% lower at £14.5 million (2008: £14.9 million).

Discontinued operations

In August the Board announced its intention to sell Italy Retail. The decision was made given the revenue growth being achieved was below expectations (due to the continued presence of a number of illegal shops, the increased competition in the market place and the withdrawal of the protective distance rule) plus the estate needed significant investment to achieve critical mass and the risk attached to achieving an acceptable return from that investment was not deemed to be attractive. The estate is well invested and the sale process is ongoing.

In November 2009 the Group closed the Casino and in January 2010 the operating licence was sold for net proceeds of £4.3 million.

Capital structure

In July the Group repaid the €464.5 million (£351.0 million) Eurobond and during the year extended £30 million of bank facilities from 2011 to 2013 and sourced an additional £30 million of 2013 facilities. In October the Group completed a rights issue to raise £274.6 million. The cash proceeds were used to pay down debt and the Group took the opportunity to cancel £55 million of 2011 bank facilities. At 31 December 2009, the net debt for the Group was £694.2 million and the Group had £428.1 million of undrawn committed bank facilities available.

The net debt to EBITDA ratio for the Group at 31 December 2009 was 2.5 times (3.3 times after adjusting for High Rollers).

The Group is also announcing today a tender offer (the 'Tender Offer') for its £250 million 7.125% Notes due 2012 (the '2012 Notes') and a proposal to issue new sterling-denominated fixed rate notes (the 'New Notes'), with an expected maturity of seven years, to institutional investors. The rationale for the Tender Offer and New Notes is to extend the Group's debt maturity profile. Purchases of the 2012 Notes under the Tender Offer will be conditional upon the successful completion of the issue of the New Notes. Further information in relation to the Tender Offer and the New Notes, including the offer restrictions and other relevant

restrictions, are contained in a separate announcement and the relevant documentation for the Tender Offer and New Notes.

Following approval by shareholders at the 2009 Annual General Meeting, the cancellation of the Company's share premium account was confirmed by the Court and became effective on 31 July 2009. Following this the Company's distributable reserves at year end were £2.1 billion.

Dividend

In line with the disclosure at the time of the rights issue the Group will not be paying a final dividend for 2009 (2008: 7.71 pence per share, as adjusted for the bonus element of the rights issue). The total dividend for 2009 is therefore 3.5 pence (2008: 14.15 pence) per share, or 2.98 pence (2008: 12.05 pence) per share, after adjusting for the bonus element of the rights issue.

The Board intends to resume a progressive dividend policy, from the 2010 interim dividend onwards, with a target dividend cover of approximately 2.0 times underlying earnings excluding High Rollers.

Financial Review

Revenue and profit before tax		Year ended 31 December 2009		Restated year ended 31 December 2008(1)
	Revenue	Profit(2)	Revenue	Profit(2)
Continuing operations:	£m	£m	£m	£m
UK Retail	656.7	134.5	723.1	187.9
Other European Retail (3)	130.6	8.3	130.3	24.4
eGaming	160.7	46.1	172.2	55.1
Core Telephone Betting	15.7	(3.3)	27.3	3.1
High Rollers	68.5	66.9	98.3	80.1
	1,032.2	252.5	1,151.2	350.6
International development costs	-	(2.6)	-	(4.9)
Corporate costs	-	(14.5)	-	(14.9)
	1,032.2	235.4	1,151.2	330.8
Net finance costs	-	(44.1)	-	(65.2)
Revenue and profit before tax	**1,032.2**	**191.3**	**1,151.2**	**265.6**
Discontinued operations:				
Italy Retail	26.9	(9.9)	20.9	(6.9)
Casino	4.6	(0.9)	6.6	(1.1)
	31.5	(10.8)	27.5	(8.0)
Net finance costs	-	0.1	-	(0.6)
Revenue and loss before tax	31.5	(10.7)	27.5	(8.6)
Group revenue and profit before tax	1,063.7	180.6	1,178.7	257.0

(1) Refer to notes 2(c) and 15 of the financial statements for details of the restatement.

(2) Profit is before non-trading items

(3) Other European Retail comprises retail operations in Ireland, Belgium and Spain.

Trading summary - Continuing operations

Revenue

Revenue from continuing operations decreased by £119.0 million (10.3%) to £1,032.2 million (2008: £1,151.2 million). Excluding High Rollers activity, revenue decreased by £89.2 million (8.5%) to £963.7 million (2008: £1,052.9 million) mainly as a result of reduced OTC performance in the UK Retail estate.

Profit before finance costs, tax and non-trading items

Profit before finance costs, tax and non-trading items decreased by £95.4 million (28.8%) to £235.4 million (2008: £330.8 million). Excluding High Rollers activity, profit before finance costs, tax and non-trading items decreased by £82.2 million (32.8%) to £168.5 million (2008: £250.7 million) reflecting decreased profits across all channels.

Finance costs

The net finance costs of £44.1 million were £21.1 million lower than last year (2008: £65.2 million) reflecting both lower interest rates and lower average net debt.

Profit before tax

The decrease in trading profits partially offset by lower finance costs in the year has resulted in a 28.0% decrease in profit for continuing operations before taxation and non-trading items to £191.3 million (2008: £265.6 million).

Non-trading items before tax

£17.2 million of non-trading losses before tax includes a £6.1 million impairment charge and a £6.2 million loss on closure of shops in the UK and Irish Retail estate as well as £3.9 million of restructuring costs incurred across the Group. Additionally, there is a £1.0 million loss (2008: £0.1 million gain) relating to a net unrealised gains and losses on derivatives and on retranslation of foreign currency borrowings.

Taxation

The Group taxation charge for continuing operations before non-trading items of £28.6 million represents an effective tax rate of 15.0% (2008: 14.5%).

Discontinued operations

The £10.8 million trading loss in discontinued operations includes the loss before finance costs, tax and non-trading items from Italy Retail of £9.9 million (2008: £6.9 million) and from the Casino business of £0.9 million (2008: £1.1 million). A non-trading impairment charge of £64.1 million (£59.6 million net of tax) has been recognised against the carrying value of the Italy Retail business together with a £0.6 million loss on disposal of assets. The resultant carrying value of Italy Retail at 31 December 2009 was £26.7 million. The Casino business was closed on 12 November 2009 and the operating licence was sold for net proceeds of £4.3 million on 22 January 2010. The total net loss recognised on the closure of the casino and sale of the operating licence was £6.0 million.

Earnings per share (EPS) - Continuing operations

EPS (before non-trading items) decreased 32.6% to 21.7 pence (2008: 32.2 pence), reflecting the decreased profit before tax as well as the impact of the rights issue on the weighted average number of shares. EPS (including the impact of non-trading items) was 19.5 pence (2008: 31.2 pence). Fully diluted EPS (including the impact of non-trading items) was 19.4 pence (2008: 31.1 pence) after adjustment for outstanding share options.

Earnings per share (EPS) - Group

EPS (before non-trading items) decreased 34.1% to 20.3 pence (2008: 30.8 pence), reflecting the decreased profit before tax as well as the impact of the rights issue on the weighted average number of shares. EPS (including the impact of non-trading items) was 9.9 pence (2008: 28.4 pence). Fully diluted EPS (including the impact of non-trading items) was 9.9 pence (2008: 28.3 pence) after adjustment for outstanding share options.

Share premium reduction

Following approval by shareholders at the 2009 Annual General Meeting, the cancellation of the Company's share premium account was confirmed by the Court and became effective on 31 July 2009. Following this the Company's distributable reserves at year end were £2.1 billion.

Rights issue

On 8 October 2009 the Group announced a fully underwritten 1 for 2 rights issue at a price of 95 pence per share. The Group raised proceeds of £274.6 million, net of issue costs of £11.0 million.

Restatement of consolidated income statement and segment information note

The Group has restated its comparative year ended 31 December 2008 income statement and segment information note to reflect Italy Retail as a discontinued operation and for the adoption of IFRS 8 Operating Segments.

Details of these restatements can be found in notes 2(c) and 15 to the financial statements.

Reconciliation of gross win to revenue

The Group reports the gains and losses on all betting and gaming activities as revenue in accordance with IAS 39, which is measured at the fair value of the consideration received or receivable from customers less fair value adjustment for free bets, promotions and bonuses. Gross win includes free bets, promotions and bonuses, as well as VAT payable on machine income.

A reconciliation of gross win to revenue for continuing operations is shown below.

	Year ended 31 December 2009	Restated year ended 31 December 2008[1]

	£m	£m
Gross win	1,118.9	1,221.3
Free bets, promotions, bonuses and other fair value adjustments	(49.3)	(27.4)
VAT	(37.4)	(42.7)
Revenue	1,032.2	1,151.2

(1) Refer to notes 2(c) and 15 of the financial statements for details of the restatement

Of the free bets, promotions, bonuses and other fair value adjustments, £16.3 million relate to the UK Retail estate, £23.6 million relate to eGaming with the remainder attributed to Core Telephone Betting, High Rollers and Ireland.

The table below sets out the gross win for each division.

Gross win	Year ended 31 December 2009	Restated year ended 31 December 2008
	£m	£m
UK Retail	709.9	773.9
Other European Retail	135.7	131.2
eGaming	184.3	190.1
Core Telephone Betting	16.6	27.8
High Rollers	72.4	98.3
Total	1,118.9	1,221.3

The table below sets out the net revenue for each division.

Net revenue	Year ended 31 December 2009	Restated year ended 31 December 2008[(1)]
	£m	£m
UK Retail	656.7	723.1
Other European Retail	130.6	130.3
eGaming	160.7	172.2
Core Telephone Betting	15.7	27.3
High Rollers	68.5	98.3
Total	1,032.2	1,151.2

(1) Refer to notes 2(c) and 15 of the financial statements for details of the restatement

Cash flow, capital expenditure and borrowings

Cash generated by operations was £226.0 million. After net finance costs of £53.2 million, income taxes paid of £37.1 million and £51.3 million on capital expenditure and intangible additions, cash inflow was £84.4 million.

Net proceeds from the rights issue were £274.6 million, £351.6 million of borrowings were repaid and £75.4 million was paid out in dividends.

At 31 December 2009, gross borrowings of £713.3 million and derivatives of £8.9 million less cash and cash equivalents of £28.0 million have resulted in a net debt of £694.2 million.

Consolidated income statement

Year ended 31 December 2009	Restated year ended 31 December 2008
Before non-trading	Before non-trading

	items(1) £m	Total £m	items(1) £m	Total £m
Continuing operations				
Amounts staked(2)	15,027.7	15,027.7	16,524.5	16,524.5
Revenue	1,032.2	1,032.2	1,151.2	1,151.2
Cost of sales before depreciation and amortisation	(668.9)	(670.2)	(696.2)	(697.3)
Administrative expenses	(75.5)	(79.4)	(73.2)	(73.1)
Share of results from joint venture and associates	1.1	1.1	2.0	2.0
EBITDA	288.9	283.7	383.8	382.8
Depreciation and amounts written off non-current assets	(53.5)	(64.5)	(53.0)	(60.2)
Profit before tax and finance costs	235.4	219.2	330.8	322.6
Finance costs	(46.7)	(103.5)	(67.4)	(191.1)
Finance income	2.6	58.4	2.2	126.0
Profit before taxation	191.3	174.1	265.6	257.5
Income tax expense	(28.6)	(27.7)	(38.4)	(37.3)
Profit for the year - continuing operations	162.7	146.4	227.2	220.2
Discontinued operations				
Loss for the year from discontinued operations	(10.5)	(72.0)	(9.6)	(19.5)
Profit for the year	152.2	74.4	217.6	200.7
Attributable to:				
Equity holders of the parent	152.2	74.4	217.6	200.7
Earnings per share from continuing operations(3):				
- basic	21.7p	19.5p	32.2p	31.2p
- diluted	21.6p	19.4p	32.0p	31.1p
Earnings per share on profit for the year(3):				
- basic	20.3p	9.9p	30.8p	28.4p
- diluted	20.2p	9.9p	30.7p	28.3p
Proposed dividends(4)	-	-	7.71p	7.71p

(1)Non-trading items are profits or losses on disposal or impairment of non-current assets or businesses; unrealised gains and losses on derivative financial instruments; business restructuring costs; litigation and transaction costs and derecognition of deferred consideration on acquisitions. Details of the non-trading items are given in note 4 and of discontinued operations in note 6 to the financial statements.

(2)Amounts staked does not represent the Group's statutory revenue and comprises the total amount staked by customers on betting and gaming activities.

(3)Comparative earnings per share figures have been restated to reflect the bonus element of the rights issue described in note 14.

(4)The directors do not propose a final dividend in respect of the year ended 31 December 2009 (2008: 7.71 pence per share). The 2008 final dividend of 7.71 pence per share (£54.4 million) and the 2009 interim dividend of 2.98 pence per share (£21.0 million) were paid in 2009. The 2008 dividend per share has been restated to reflect the bonus element of the rights issue described in note 14.

Consolidatedstatement of comprehensive income

For the year ended 31 December		2009		2008
	£m	£m	£m	£m
Profit for the year		74.4		200.7
Currency translation differences	(14.3)		39.0	
Net investment hedges	10.4		(17.8)	
Tax on net investment hedges	(2.9)		5.0	
Total foreign currency translation (expense)/income net of tax		(6.8)		26.2
Actuarial losses on defined benefit pension scheme	(9.4)		(16.5)	
Tax on actuarial losses on defined benefit pension scheme	2.6		4.6	
Total actuarial losses on defined benefit pension scheme net of tax		(6.8)		(11.9)
Net gains/(losses) on cash flow hedges	2.0		(10.2)	
Tax on net gains/(losses) on cash flow hedges	(0.5)		2.9	

Total net gains/(losses) on cash flow hedges net of tax	1.5	(7.3)
Total other comprehensive (loss)/income for the year	(12.1)	7.0
Total comprehensive income for the year	62.3	207.7
Attributable to:		
Equity holders of the parent	62.3	207.7

Consolidated balance sheet

	31 December 2009 £m	31 December 2008 £m
ASSETS		
Non-current assets		
Goodwill and intangible assets	614.2	693.5
Property, plant and equipment	230.3	275.2
Interest in joint venture	2.6	0.7
Interest in associates and other investments	10.5	10.3
Other financial assets	6.9	5.1
Deferred tax assets	28.7	27.1
Derivatives	-	1.5
Retirement benefit asset	15.0	20.8
	908.2	1,034.2
Current assets		
Trade and other receivables	104.5	109.8
Derivatives	0.4	115.1
Cash and short-term deposits	24.8	26.4
	129.7	251.3
Assets of disposal group classified as held for sale	44.9	9.4
Total assets	**1,082.8**	**1,294.9**
LIABILITIES		
Current liabilities		
Interest bearing loans and borrowings	(26.1)	(459.7)
Derivatives	(0.1)	-
Trade and other payables	(126.9)	(196.6)
Corporation tax liabilities	(147.0)	(156.8)
Other financial liabilities	(1.7)	(1.9)
Provisions	(2.8)	(3.3)
	(304.6)	(818.3)
Non-current liabilities		
Interest-bearing loans and borrowings	(689.3)	(659.8)
Derivatives	(9.2)	(11.2)
Other financial liabilities	(12.0)	(13.8)
Deferred tax liabilities	(100.5)	(107.7)
Provisions	(13.7)	(11.2)
	(824.7)	(803.7)
Liabilities of disposal group classified as held for sale	(13.9)	(0.9)
Total liabilities	**(1,143.2)**	**(1,622.9)**
Net liabilities	**(60.4)**	**(328.0)**
EQUITY		
Issued share capital	264.6	179.2
Share premium account	189.5	2,135.8
Treasury and own shares	(112.5)	(114.3)

Retained earnings	(430.8)	(2,564.3)
Foreign currency translation reserve	28.8	35.6
Equity shareholders' deficit	**(60.4)**	**(328.0)**

Consolidated statement of changes in equity

	Issued share capital	Share premium account	Other reserves	Treasury and own shares	Retained earnings	Foreign currency translation reserve[1]	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2008	**178.9**	**2,134.2**	**(30.0)**	**(80.0)**	**(2,663.3)**	**9.4**	**(450.8)**
Profit for the year	-	-	-	-	200.7	-	200.7
Other comprehensive (loss)/income	-	-	-	-	(19.2)	26.2	7.0
Total comprehensive income	-	-	-	-	181.5	26.2	207.7
Issue of shares	0.2	1.0	-	-	-	-	1.2
Share-based payment awards	0.1	0.6	-	-	(0.7)	-	-
Cost of share-based payments	-	-	-	-	3.2	-	3.2
Own shares purchased	-	-	-	(34.8)	-	-	(34.8)
Release of provision for share buybacks	-	-	30.0	-	-	-	30.0
Net decrease in shares held in ESOP trusts	-	-	-	0.5	-	-	0.5
Equity dividends	-	-	-	-	(85.0)	-	(85.0)
At 31 December 2008	**179.2**	**2,135.8**	**-**	**(114.3)**	**(2,564.3)**	**35.6**	**(328.0)**
At 1 January 2009	**179.2**	**2,135.8**	**-**	**(114.3)**	**(2,564.3)**	**35.6**	**(328.0)**
Profit for the year	-	-	-	-	74.4	-	74.4
Other comprehensive loss	-	-	-	-	(5.3)	(6.8)	(12.1)
Total comprehensive income	-	-	-	-	69.1	(6.8)	62.3
Issue of shares	0.1	0.3	-	-	-	-	0.4
Share-based payment awards	0.1	1.4	-	-	(1.5)	-	-
Cost of share-based payments	-	-	-	-	3.9	-	3.9
Rights issue[2]	85.2	200.4	-	-	-	-	285.6
Rights issue costs	-	(11.0)	-	-	-	-	(11.0)
Share premium cancellation[3]	-	(2,137.4)	-	-	2,137.4	-	-
Net decrease in shares held in ESOP trusts	-	-	-	1.8	-	-	1.8
Equity dividends	-	-	-	-	(75.4)	-	(75.4)
At 31 December 2009	**264.6**	**189.5**	**-**	**(112.5)**	**(430.8)**	**28.8**	**(60.4)**

At 1 January 2008, the Other reserves of £30.0 million was with reference to the Group entering into a contingent agreement with its brokers to purchase shares during the close period.

(1) *The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries and arising on the Group's net investment hedges.*

(2) *Refer to note 14 for details of the rights issue.*

(3) *Following shareholder approval at the Annual General Meeting on 15 May 2009 and court approval on 31 July 2009, the Company cancelled its share premium account, transferring £2,137.4 million to retained earnings.*

Consolidated statement of cash flows

	Year ended 31 December 2009	Year ended 31 December 2008
	£m	£m
Net cash flows from operating activities[1]	132.5	292.8
Cash flows from investing activities		

Interest received	3.2	1.3
Dividends received from associates	3.3	3.5
Payments for intangible assets	(13.0)	(14.6)
Purchase of property, plant and equipment	(38.3)	(58.5)
Purchase of subsidiaries	-	(15.0)
Purchase of businesses	-	(124.9)
Cash obtained through acquisition of subsidiaries	-	1.7
Proceeds from the sale of property, plant and equipment	1.4	1.6
Costs of disposal of discontinued operations	(1.3)	-
Purchase of interest in joint venture	(4.1)	(1.8)
Purchase of interest in associates and other investments	(0.4)	-
	(49.2)	(206.7)
Cash flows from financing activities		
Proceeds from issue of shares	0.3	1.2
Proceeds from rights issue	274.6	-
Proceeds from borrowings	73.7	239.8
Purchase of ESOP shares	(1.2)	(4.1)
Purchase of treasury shares	-	(34.8)
Repayment of borrowings[(2)]	(351.6)	(207.0)
Decrease in deposits - maturity greater than three months	-	0.3
Dividends paid	(75.4)	(85.0)
	(79.6)	(89.6)
Net increase/(decrease) in cash and cash equivalents	3.7	(3.5)
Net foreign exchange difference	(0.7)	2.6
Cash and cash equivalents at beginning of the year	25.0	25.9
Cash and cash equivalents at end of the year	28.0	25.0
Cash and cash equivalents comprise:		
Cash at bank and in hand and current asset investments	30.1	27.0
Bank overdraft	(2.1)	(2.0)
	28.0	25.0
Analysed as:		
Continuing operations	22.7	24.4
Discontinued operations	5.3	0.6
	28.0	25.0

(1) See note 11 for a reconciliation between profit before tax and finance costs and net cash flows from operating activities.

(2) The €464.5 million (£397.0 million) Eurobond was repaid in July 2009. The repayment was offset by receipts of £45.7 million on cross currency swaps entered into in January 2009. There were other borrowings of £0.3 million repaid in the year.

Notes to the financial statements

1. Corporate information

Ladbrokes plc ('the Company') is a limited company incorporated and domiciled in the United Kingdom whose shares are publicly traded. The principal activities of the Company and its subsidiaries ('the Group') are described in note 3.

The consolidated financial statements of the Group for the year ended 31 December 2009 were authorised for issue in accordance with a resolution of the directors on 18 February 2010.

2. Basis of preparation

(a) The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted for use in the European Union. The consolidated financial statements have been prepared in accordance with the accounting policies followed in the preparation of the Group's annual consolidated financial statements for the year ended 31 December 2009.

The consolidated financial statements are presented in sterling. All values are in millions (£m) rounded to one decimal place except where otherwise indicated.

The financial information set out in this document does not constitute the Group's statutory accounts for the year ended 31 December 2009 or 31 December 2008. The annual report and financial statements for the year ended 31 December 2009 were approved by the Board of Directors on 18 February 2010 along with this preliminary announcement, but have not yet been delivered to the Registrar of Companies. The auditor's report on the statutory accounts for the year ended 31 December 2009 was unqualified and did not contain a statement under section

498 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2008 have been delivered to the Registrar of Companies. The auditor's report on the statutory accounts for the year ended 31 December 2008 was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The 2009 annual report and financial statements, together with details of the Annual General Meeting, will be despatched to shareholders on 11 March 2010. The Annual General Meeting will take place at the QE2 Conference Centre at 11am on 14 May 2010.

(b) To assist in understanding its underlying performance, the Group has defined the following items of income and expense as non-trading in nature:

- profits or losses on disposal or impairment of non-current assets or businesses;
- unrealised gains and losses on derivative financial instruments;
- business restructuring costs;
- litigation and transaction costs; and
- derecognition of deferred consideration on acquisitions.

The non-trading items have been included within the appropriate classifications in the consolidated income statement.

The Group has restated its comparative consolidated income statement for the year ended 31 December 2008 to reflect the Italy Retail operation as a discontinued operation and to reflect the bonus element of the rights issue announced on 8 October 2009.

(c) Changes in accounting policies

The Group has adopted the following new standards and interpretations for the year ended 31 December 2009:

IFRS 8 - Operating Segments

This standard requires disclosure of information about the Group's operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The adoption of the standard did not have any effect on the financial position or performance of the Group. The Group determined that the reportable segments were the same as the business segments previously identified under IAS 14 Segment Reporting, apart from showing Core Telephone Betting and High Rollers as separate reportable segments. The Group has also adopted the amendments to IFRS 8, which were included in the 2009 Improvements to IFRSs. Additional disclosures about each of these segments are shown in Note 3, including restated comparative information.

IAS 1 (Revised) - Presentation of financial statements

The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income and expense, either in one single statement, or in two linked statements. The Group has elected to present two statements.

The International Accounting Standards Board's Annual Improvements Project was published in May 2008, with the majority of changes being applicable for the period commencing 1 January 2009. The project made minor amendments to a number of standards, primarily with a view to removing inconsistencies and clarifying wording. The amendments to these standards did not have any impact on the accounting policies, financial position or performance of the Group.

3. Segment information

Management has determined the Group's operating segments based on the reports reviewed by the Board of directors to make strategic decisions.

The Group's continuing businesses are organised and managed according to the nature of services provided, which permits aggregation of the Group's operating segments into five reportable segments. The Group's reportable segments are:

- UK Retail: comprises betting activities in the shop estate in Great Britain.
- Other European Retail: comprises all activities connected with the Ireland (North and South), Belgium and Spain shop estates.
- eGaming: comprises betting and gaming activities from online operations.
- Core Telephone Betting: comprises activities relating to bets taken on the telephone, excluding High Rollers;
- High Rollers: comprises activities relating to bets taken on the telephone from High Rollers.

The discontinued operations comprise Italy Retail, Casino and Hotels in 2009 and 2008.

The Board assesses the performance of operating segments based on a measure of profit before interest and tax. This measurement basis excludes the effect of non-trading income and expenditure from the operating segments.

Year ended 31 December 2009	Revenue	Profit before taxation and non- trading items	Profit before taxation and after non-trading items

	£m	£m	£m
Continuing operations:			
UK Retail	656.7	134.5	124.1
Other European Retail	130.6	8.3	4.5
eGaming	160.7	46.1	46.1
Core Telephone Betting	15.7	(3.3)	(4.3)
High Rollers	68.5	66.9	66.9
Segment revenue and profit	1,032.2	252.5	237.3
International development costs		(2.6)	(2.6)
Corporate costs		(14.5)	(15.5)
Profit before tax and net finance costs		235.4	219.2
Net finance costs		(44.1)	(45.1)
Profit before taxation (continuing operations)		191.3	174.1
Discontinued operations:			
Italy Retail	26.9	(9.9)	(74.6)
Casino	4.6	(0.9)	(6.9)
Hotels	-	-	(0.3)
	31.5	(10.8)	(81.8)
Net finance costs		0.1	0.1
Profit before taxation (discontinued operations)		(10.7)	(81.7)
Group revenue and profit	1,063.7	180.6	92.4

Year ended 31 December 2008	Revenue	Restated profit before taxation and non- trading items[(1)]	Restated profit before taxation and after non-trading items[(1)]
	£m	£m	£m
Continuing operations:			
UK Retail	723.1	187.9	177.7
Other European Retail	130.3	24.4	23.3
eGaming	172.2	55.1	59.1
Core Telephone Betting	27.3	3.1	3.1
High Rollers	98.3	80.1	80.1
Segment revenue and profit	1,151.2	350.6	343.3
International development costs		(4.9)	(4.9)
Corporate costs		(14.9)	(15.8)
Profit before tax and net finance costs		330.8	322.6
Net finance costs		(65.2)	(65.1)
Profit before taxation (continuing operations)		265.6	257.5
Discontinued operations:			
Italy Retail	20.9	(6.9)	(7.3)
Casino	6.6	(1.1)	(8.6)
Hotels	-	-	(2.0)
	27.5	(8.0)	(17.9)
Net finance costs		(0.6)	(0.6)
Profit before taxation (discontinued operations)		(8.6)	(18.5)
Group revenue and profit	1,178.7	257.0	239.0

(1) Refer to note 15 for details of the restatement

4. Non-trading items

	Year ended 31 December	Restated year ended 31 December

	2009 £m	2008 £m
Loss on closure of UK Retail shops(1)	(4.1)	(7.2)
Impairment loss(2)	(6.1)	-
Loss on closure of Other European Retail (Ireland) shops	(2.1)	(1.1)
Business restructuring costs(3)	(3.9)	-
Net unrealised (losses)/gains on derivatives and (losses)/gains on retranslation of foreign currency borrowings	(1.0)	0.1
Litigation and transaction costs	-	(3.9)
Derecognition of deferred consideration on acquisitions	-	4.0
Total non-trading items	(17.2)	(8.1)
Non-trading tax credit	0.9	1.1
Non-trading items after taxation	(16.3)	(7.0)

(1)The £4.1 million (2008: £7.2 million) loss on closure of UK Retail shops consisted of loss on disposal of intangible assets of £0.9 million (2008: £3.9 million), loss on disposal of property, plant and equipment of £1.9 million (2008: £2.2 million) and cost accruals of £1.3 million (2008: £1.1 million).

(2)The impairment loss relates to UK Retail (£4.4 million) and Ireland (£1.7 million).

(3) Business restructuring costs relate to the announced closure of the Liverpool call centre within the Core Telephone Betting segment (£1.0 million) and one-off changes to the management structure within UK Retail (£1.9 million) and Corporate (£1.0 million).

Non-trading items relating to discontinued operations are shown in note 6.

5. Taxation

The total tax charge on continuing operations was £27.7 million (2008: £37.3 million). The taxation charge relates to £27.1 million of UK tax and £0.6 million of overseas tax. The £27.7 million total tax charge on continuing operations, comprising £56.1 million (2008: £43.0 million) current income tax charge offset by £28.4 million (2008: £5.7 million) prior period income tax credit.

6. Discontinued operations

The Group's casino operation was classified as discontinued in 2008 and was closed on 12 November 2009. The Group is committed to sell its Italy Retail, following its announcement on 6 August 2009 and is actively looking for a buyer.

Loss for discontinued operations comprises the following:

	Year ended 31 December 2009				Year ended 31 December 2008			
	Italy Retail	Casino	Hotels	**Total**	Italy Retail	Casino	Hotels	Total
	£m	£m	£m	**£m**	£m	£m	£m	£m
Revenue	26.9	4.6	-	**31.5**	20.9	6.6	-	27.5
Expenses	(36.8)	(5.5)	-	**(42.3)**	(27.8)	(7.7)	-	(35.5)
Loss before tax, finance costs and non-trading items	(9.9)	(0.9)	-	**(10.8)**	(6.9)	(1.1)	-	(8.0)
Net finance income/(costs)	0.1	-	-	**0.1**	-	(0.6)	-	(0.6)
Loss before tax and non-trading items	(9.8)	(0.9)	-	**(10.7)**	(6.9)	(1.7)	-	(8.6)
Impairment loss	(64.1)	-	-	**(64.1)**	-	(7.5)	-	(7.5)
Loss on closure of Casino	-	(6.0)	-	**(6.0)**	-	-	-	-
Loss on disposal of assets	(0.6)	-	-	**(0.6)**	-	-	-	-
Loss on financial guarantee contracts	-	-	(0.3)	**(0.3)**	-	-	(2.0)	(2.0)
Litigation and transaction costs	-	-	-	**-**	(0.4)	-	-	(0.4)
Loss before tax	(74.5)	(6.9)	(0.3)	**(81.7)**	(7.3)	(9.2)	(2.0)	(18.5)
Taxation	9.1	0.6	-	**9.7**	(1.5)	0.5	-	(1.0)
Loss for the year	(65.4)	(6.3)	(0.3)	**(72.0)**	(8.8)	(8.7)	(2.0)	(19.5)
Loss for the year before non-trading items	(9.8)	(0.7)	-	**(10.5)**	(8.4)	(1.2)	-	(9.6)

The major classes of assets and liabilities of the discontinued operations classified as held for sale were:

	31 December 2009	31 December 2008
	£m	£m

	Total	Total
Assets		
Non-current assets		
Goodwill and intangible assets	11.5	3.7
Property, plant and equipment	21.4	4.7
Other financial assets	1.1	-
	34.0	8.4
Current assets		
Trade and other receivables	5.6	0.4
Cash and short term deposits	5.3	0.6
	10.9	1.0
Total assets held for sale	**44.9**	9.4
Liabilities		
Current liabilities		
Trade and other payables	(8.6)	(0.9)
Corporation tax liabilities	(0.4)	-
	(9.0)	(0.9)
Non-current liabilities		
Other financial liabilities	(4.9)	-
Total liabilities held for sale	**(13.9)**	(0.9)
Net assets held for sale	**31.0**	8.5

Discontinued operations at 31 December 2009 comprises Italy Retail and Casino. Included within goodwill and intangible assets at 31 December 2009 is a casino licence of £4.3 million, which was sold on 22 January 2010 at book value. Discontinued operations at 31 December 2008 consisted of Casino.

7. Dividends paid and proposed

Proposed dividends

	2009	Restated 2008
Pence per share	Pence	Pence
Interim	2.98	4.34
Final	-	7.71
	2.98	12.05

The directors do not propose a final dividend in respect of the year ended 31 December 2009 (2008: 7.71p per share). The 2008 interim dividend of 4.34 pence per share (£30.6 million) and the 2008 final dividend of 7.71 pence per share (£54.4 million) and have been restated to reflect the bonus element of the rights issue. Details of the rights issue are provided in note 14.

8. Earnings per share

Basic earnings per share has been calculated by dividing the profit attributable to shareholders of the Company of £74.4 million (2008: £200.7 million) by the weighted average number of shares in issue during the year of 751.4 million (2008 restated: 706.2 million). The weighted average number of shares outstanding and the dilutive impact for 2008 have been adjusted to reflect the bonus element of the rights issue. Details of the rights issue are provided in note 14. Earnings in 2008 have been restated to reflect Italy Retail as a discontinued operation.

The calculation of adjusted earnings per share before non-trading items is included as it provides a better understanding of the underlying performance of the Group. Non-trading items are defined in note 2 and disclosed in notes 4 and 6.

Continuing operations

	2009	Restated 2008
	£m	£m
Profit attributable to shareholders	146.4	220.2
Non-trading items net of tax	16.3	7.0
Adjusted profit attributable to shareholders	162.7	227.2

Discontinued operations

Profit attributable to shareholders	(72.0)	(19.5)
Non-trading items net of tax	61.5	9.9
Adjusted profit attributable to shareholders	(10.5)	(9.6)

Group

Profit attributable to shareholders	74.4	200.7
Non-trading items net of tax	77.8	16.9
Adjusted profit attributable to shareholders	152.2	217.6

	2009	Restated 2008
Weighted average number of shares (millions):		
Shares for basic earnings per share	751.4	706.2
Potentially dilutive share options and contingently issuable shares	1.9	2.8
Shares for diluted earnings per share	753.3	709.0

Earnings per share (pence)	**Before non-trading items**		**After non-trading items**	
	2009	2008	2009	2008
Continuing operations				
Basic earnings per share	21.7	32.2	19.5	31.2
Diluted earnings per share	21.6	32.0	19.4	31.1
Discontinued operations				
Basic earnings per share	(1.4)	(1.4)	(9.6)	(2.8)
Diluted earnings per share	(1.4)	(1.3)	(9.5)	(2.8)
Group				
Basic earnings per share	20.3	30.8	9.9	28.4
Diluted earnings per share	20.2	30.7	9.9	28.3

9. Property, plant and equipment

During the year, the Group acquired assets with a cost of £37.4 million (2008: £58.0 million). The Group acquired no assets from business combinations (2008: £1.2 million).

Assets with a net book value of £5.7 million were disposed of by the Group during the year (2008: £6.6 million).

At 31 December 2009, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to £1.3 million (2008: £4.2 million).

10. Net debt

The Group's net debt is as follows:

	31 December 2009			**31 December 2008**		
	Continuing	Discontinued	**Total**	Continuing	Discontinued	**Total**
	£m	£m	**£m**	£m	£m	**£m**
Non-current assets						
Derivatives	-	-	-	1.5	-	**1.5**
Current assets						
Derivatives	0.4	-	**0.4**	115.1	-	**115.1**
Cash and short-term deposits	24.8	5.3	**30.1**	26.4	0.6	**27.0**
Current liabilities						
Bank overdrafts	(2.1)	-	**(2.1)**	(2.0)	-	**(2.0)**

Interest bearing loans and borrowings	(24.0)	-	**(24.0)**	(457.7)	-	**(457.7)**
Derivatives	(0.1)	-	**(0.1)**	-	-	-
Non-current liabilities						
Interest bearing loans and borrowings	(689.3)	-	**(689.3)**	(659.8)	-	**(659.8)**
Derivatives	(9.2)	-	**(9.2)**	(11.2)	-	**(11.2)**
Net debt	(699.5)	5.3	**(694.2)**	(987.7)	0.6	**(987.1)**

11. Reconciliation of profit to net cash inflow from operating activities

	Year ended 31 December 2009 £m	Restated year ended 31 December 2008 £m
Profit before tax and finance costs - continuing[1]	235.4	330.8
Loss before tax and finance costs - discontinued[1]	(10.8)	(8.0)
Profit before tax and finance costs [1]	224.6	322.8
Depreciation - continuing	46.8	46.8
Depreciation - discontinued	1.3	1.3
Amortisation of intangible assets	6.7	6.2
Cost of share-based payments	3.9	3.2
Increase in other financial assets	(3.2)	(3.6)
(Increase)/decrease in trade and other receivables	(17.2)	44.6
Increase in other financial liabilities	3.5	3.5
Decrease in trade and other payables	(36.4)	(7.2)
Increase in provisions	1.1	1.5
Contribution to retirement benefit scheme	(7.0)	(6.0)
Share of results from joint venture	2.1	1.7
Share of results from associate	(3.2)	(3.7)
Other items	3.0	3.6
Cash generated by operations	226.0	414.7
Income taxes paid	(37.1)	(49.9)
Finance costs paid	(56.4)	(72.0)
Net cash inflow from operating activities	**132.5**	**292.8**

(1) Before non-trading items

Cash and short-term deposits in the balance sheet comprises:

	31 December 2009 £m	31 December 2008 £m
Continuing operations		
Cash at bank and in hand	24.8	26.4
Discontinued operations		
Cash at bank and in hand	5.3	0.6
Total Group	**30.1**	**27.0**

Cash and cash equivalents in the statement of cash flows comprises cash at bank and other short-term highly liquid investments with a maturity of three months or less and overdrafts:

	31 December 2009	31 December 2008
	£m	£m

Continuing operations		
Cash at bank and in hand	24.8	26.4
Bank overdrafts (included in current liabilities)	(2.1)	(2.0)
	22.7	24.4
Discontinued operations		
Cash at bank and in hand	5.3	0.6
Total Group	**28.0**	**25.0**

12.Business combinations

There were no business combinations in the year ended 31 December 2009.

In the year ended 31 December 2008, the Group acquired the following interests with net assets at fair value of £137.6 million for a consideration of £142.5 million (cash paid of £139.0 million, deferred consideration of £2.6 million and acquisition costs of £0.9 million), resulting in goodwill on acquisition of £4.9 million. The goodwill of £4.9 million was recognised in respect of deferred tax liabilities relating to statutory licenses.

	Consideration	Interest	Date of acquisition
	£m	%	
Agenzie Scommesse SRL	17.6	100	4 February 2008
Eastwood Bookmakers	118.1	100	6 February 2008
McCartan Bookmakers	6.8	100	1 April 2008
	142.5		

For the year ended 31 December 2008, from the date of acquisition, Agenzie Scommesse SRL contributed £6.9 million revenue and £1.7 million operating profit to the Group. Eastwood Bookmakers contributed £20.1 million revenue and £7.3 million operating profit to the Group. McCartan Bookmakers contributed £1.6 million revenue and £0.6 million operating profit to the Group.

If the acquisitions had been completed on the first day of the financial year ended 31 December 2008, Group revenues for the full year ended 31 December 2008 would have been £3.7 million higher and Group profit attributable to equity holders of the parent Company would have been £1.6 million higher than disclosed in the consolidated income statement.

13. Financial guarantee contracts

The Group has given guarantees to third parties in respect of lease liabilities of former subsidiaries within the disposed hotels division. The Group received an indemnity from Hilton Hotels Corporation (HHC), at the time of the hotels disposal, in relation to any loss the Group may subsequently incur under these third party guarantees. The guarantees expire between 2010 and 2042 and the lease liabilities comprise a combination of minimum contractual and turnover based elements.

The maximum liability exposure in respect of the guarantees for all periods up to 2042 is £933.0 million (31 December 2008: £943.1 million), with a maximum indemnity receivable of the same amount. Included in the maximum liability exposure is £517.2 million (31 December 2008: £528.5 million) in relation to the turnover based element of the hotel rentals and £415.8 million (31 December 2008: £414.6 million) in relation to the minimum contractual based element. The maximum liability represents the total of all guaranteed rentals under the non-cancellable agreements into which the Group has entered.

The net present value of the maximum exposure at 31 December 2009 is £407.7 million (31 December 2008: £430.1 million). Included in the net present value of the maximum exposure is £201.0 million (31 December 2008: £219.1 million) in relation to the turnover based element of the hotel rentals and £206.7 million (31 December 2008: £211.0 million) in relation to the minimum contractual based element.

The Group monitors its exposure under these guarantees on a regular basis and seeks, where appropriate, to novate its obligations.

The financial guarantees liability has been valued using a probability based model to estimate the net present value of the liabilities payable in the event of a default by the hotels covered by the guarantees, and the probability of such a default and new tenants being identified.

The financial guarantee asset has been valued on a similar basis to the liability, taking account of the credit profile of the counterparty, HHC, to assess the likelihood of HHC continuing to be solvent at the time of any future potential claim under the indemnity.

At 31 December 2009 the Group has recognised a financial liability of £9.3 million (31 December 2008: £9.0 million) in respect of these guarantees.

Fair value of guarantees liability

	2009	2008
	£m	£m
At 1 January	**9.0**	10.0
Change in fair value attributable to hotels default risk	**0.6**	4.0

Change in fair value attributable to time lapse	**(0.3)**	-
Guarantees expiring in the year	-	(5.0)
At 31 December	**9.3**	9.0

Fair value of guarantee asset

	2009 £m	2008 £m
At 1 January	-	3.0
Change in fair value attributable to credit risk of counterparty	-	(3.0)
At 31 December	-	-

The change in the year in the fair value of the financial guarantee liability has been recognised in the consolidated income statement and classified in discontinued operations.

The key assumption in the probability model is the hotels default rate. A rate of 2.2% has been used at 31 December 2009 (2008: 2.0%). A 0.5 percentage point increase in the default rate would increase the financial liability by £1.7 million.

14. Share capital and rights issue

	Number of 28 $^{1}/_{3}$ p ordinary shares	£m
Authorised at 31 December 2008	892,941,175	253.0
Issued and fully paid At 1 January 2008	631,426,788	178.9
During the year	972,486	0.3
At 31 December 2008	632,399,274	179.2
Authorised at 31 December 2009[(1)]	1,012,941,175	287.0
Issued and fully paid At 1 January 2009	632,399,274	179.2
Rights issue[(2)]	300,658,239	85.2
During the year	708,984	0.2
At 31 December 2009	933,766,497	264.6

	Number 28 $^{1}/_{3}$ p ordinary shares
Shares issued at 31 December 2008	632,399,274
Treasury shares	(31,760,568)
Shares issued at 31 December 2008 excluding treasury shares	600,638,706
Shares issued at 31 December 2009	933,766,497
Treasury shares	(31,760,568)
Shares issued at 31 December 2009 excluding treasury shares	902,005,929

(1) At the Annual General Meeting of the Company held on 15 May 2009, the authorised share capital of the Company was increased from £253.0 million to £287.0 million by the creation of 120,000,000 ordinary shares of a nominal value of 28 1/3 pence each, forming a single class with the existing ordinary shares.

(2) On 8 October 2009 the Group announced a fully underwritten 1 for 2 rights issue at a price of 95 pence per share, all with a nominal value of 28 1/3 pence each. The Company raised proceeds of £274.6 million, net of issue costs of £11.0 million. The last day for acceptance was 23 October 2009 and dealing in new ordinary shares fully paid commenced on the London Stock Exchange on 26 October 2009.

15. Restatement of income statement and segment information note for prior year

Year ended 31 December 2008

	Reported before non-trading items £m	Adjustment discontinued operations £m	Restated before non-trading items £m
Continuing operations			
Amounts staked [(1)]	16,647.7	(123.2)	16,524.5

Revenue	1,172.1	(20.9)	1,151.2
Cost of sales before depreciation and amortisation	(716.3)	20.1	(696.2)
Administrative expenses	(79.6)	6.4	(73.2)
Share of results from joint venture and associates	2.0	-	2.0
EBITDA	378.2	5.6	383.8
Depreciation and amounts written off non-current assets	(54.3)	1.3	(53.0)
Profit before tax and finance costs	323.9	6.9	330.8
Finance costs	(67.4)	-	(67.4)
Finance income	2.2	-	2.2
Profit before taxation	258.7	6.9	265.6
Income tax expense	(39.9)	1.5	(38.4)
Profit for the year - continuing operations	218.8	8.4	227.2
Discontinued operations			
Loss for the year from discontinued operations	(1.2)	(8.4)	(9.6)
Profit for the year	217.6	-	217.6
Attributable to:			
Equity holders of the parent	217.6	-	217.6
Earnings per share from continuing operations			
- basic	31.0p	1.2p	32.2p
- diluted	30.8p	1.2p	32.0p
Earnings per share on profit for the year			
- basic	30.8p	-	30.8p
- diluted	30.7p	-	30.7p

(1) Amounts staked does not represent the Group's statutory revenue and comprises the total amounts staked by customers on betting and gaming activities

Year ended 31 December 2008

	Reported after non-trading items £m	Adjustment discontinued operations £m	Restated after non-trading items £m
Continuing operations			
Amounts staked (1)	16,647.7	(123.2)	16,524.5
Revenue	1,172.1	(20.9)	1,151.2
Cost of sales before depreciation and amortisation	(717.4)	20.1	(697.3)
Administrative expenses	(79.9)	6.8	(73.1)
Share of results from joint venture and associates	2.0	-	2.0
EBITDA	376.8	6.0	382.8
Depreciation and amounts written off non-current assets	(61.5)	1.3	(60.2)
Profit before tax and finance costs	315.3	7.3	322.6
Finance costs	(191.1)	-	(191.1)
Finance income	126.0	-	126.0
Profit before taxation	250.2	7.3	257.5
Income tax expense	(38.8)	1.5	(37.3)
Profit for the year - continuing operations	211.4	8.8	220.2
Discontinued operations			
Loss for the year from discontinued operations	(10.7)	(8.8)	(19.5)
Profit for the year	200.7	-	200.7
Attributable to:			
Equity holders of the parent	200.7	-	200.7
Earnings per share from continuing operations			
- basic	30.0p	1.2p	31.2p
- diluted	29.8p	1.3p	31.1p
Earnings per share on profit for the year			
- basic	28.4p	-	28.4p
- diluted	28.3p	-	28.3p

(1) Amounts staked does not represent the Group's statutory revenue and comprises the total amounts staked by customers on betting and gaming activities

Year ended 31 December 2008

	Reported revenue	Spain reclassification (2)	Discontinued Italy Retail	Restated revenue
	£m	£m	£m	£m
Continuing operations:				
UK Retail	723.1	-	-	723.1
Other European Retail	151.2	-	(20.9)	130.3
eGaming	172.2	-	-	172.2
Core Telephone Betting(1)	27.3	-	-	27.3
High Rollers(1)	98.3	-	-	98.3
Total continuing	1,172.1	-	(20.9)	1,151.2
Discontinued operations				
Italy Retail	-	-	20.9	20.9
Casino	6.6	-	-	6.6
Total discontinued	6.6	-	20.9	27.5
Group	1,178.7	-	20.9	1,178.7

(1) *Classified as Telephone Betting in 2008.*

(2) *Spain was included within International development costs in 2008.*

Year ended 31 December 2008

	Reported profit before taxation and non-trading items	Spain reclassification (2)	Discontinued Italy Retail	Reported profit before taxation and non-trading items
	£m	£m	£m	£m
Continuing operations:				
UK Retail	187.9	-	-	187.9
Other European Retail	20.6	(3.1)	6.9	24.4
eGaming	55.1	-	-	55.1
Core Telephone Betting(1)	3.1	-	-	3.1
High Rollers(1)	80.1	-	-	80.1
Total continuing	346.8	(3.1)	6.9	350.6
International development costs	(8.0)	3.1	-	(4.9)
Corporate costs	(14.9)	-	-	(14.9)
Total before net finance costs	323.9	-	6.9	330.8
Net finance costs	(65.2)	-	-	(65.2)
Total continuing operations	258.7	-	6.9	265.6
Discontinued operations:				
Italy Retail	-	-	(6.9)	(6.9)
Casino	(1.1)	-	-	(1.1)
Total before net finance costs	(1.1)	-	(6.9)	(8.0)
Net finance costs	(0.6)	-	-	(0.6)
Total discontinued operations	(1.7)	-	(6.9)	(8.6)
Group	257.0	-	-	257.0

(1) *Classified as Telephone Betting in 2008.*

(2) *Spain was included within International development costs in 2008.*

Year ended 31 December 2008

	Reported profit before taxation and after non-trading items	Spain reclassification (2)	Discontinued Italy Retail	Reported profit before taxation and after non- trading items
	£m	£m	£m	£m
Continuing operations:				
UK Retail	177.7	-	-	177.7
Other European Retail	19.1	(3.1)	7.3	23.3
eGaming	59.1	-	-	59.1
Core Telephone Betting[(1)]	3.1	-	-	3.1
High Rollers[(1)]	80.1	-	-	80.1
Total continuing	339.1	(3.1)	7.3	343.3
International development costs	(8.0)	3.1	-	(4.9)
Corporate costs	(15.8)	-	-	(15.8)
Total before net finance costs	315.3	-	7.3	322.6
Net finance costs	(65.1)	-	-	(65.1)
Total continuing operations	250.2	-	7.3	257.5
Discontinued operations:				
Italy Retail	-	-	(7.3)	(7.3)
Casino	(8.6)	-	-	(8.6)
Hotels	(2.0)	-	-	(2.0)
Total before net finance costs	(10.6)	-	(7.3)	(17.9)
Net finance costs	(0.6)	-	-	(0.6)
Total discontinued operations	(11.2)	-	(7.3)	(18.5)
Group	239.0	-	-	239.0

(1) *Classified as Telephone Betting in 2008.*

(2) *Spain was included within International development costs in 2008.*

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 19 FEBRUARY 2010, CONDITIONAL RIGHTS TO RECEIVE UP TO A SPECIFIED MAXIMUM NUMBER OF ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") WERE GRANTED UNDER THE COMPANY'S PERFORMANCE SHARE PLAN ("PSP"), BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDING 31 DECEMBER 2012, TO THE FOLLOWING DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS"):

NAME	MAXIMUM NO. OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED
EXECUTIVE DIRECTORS	
JOHN O'REILLY	636,502
BRIAN WALLACE	629,373
RICHARD AMES	350,076
PDMRS	
EDWARD ANDREWES	179,821
MICHAEL NOBLE	105,195
MICHAEL O'KANE	157,395
CHRISTOPHER PALMER	222,775
MITTU SRIDHARA	170,829

AS A RESULT, EACH DIRECTOR OR PDMR HAS A CURRENT TOTAL INTEREST IN A MAXIMUM NUMBER OF SHARES UNDER THE PSP, OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED AS FOLLOWS:

NAME	TOTAL MAXIMUM NO. OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED
EXECUTIVE DIRECTORS	
JOHN O'REILLY	1,523,676

BRIAN WALLACE	1,506,611
RICHARD AMES	792,930
PDMRS	
EDWARD ANDREWES	350,141
MICHAEL NOBLE	250,449
MICHAEL O'KANE	306,474
CHRISTOPHER PALMER	433,781
MITTU SRIDHARA	332,633

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Ladbrokes plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):[iv]	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	5th February 2010
6. Date on which issuer notified:	8th February 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone above 5%

8. Notified details:							
A: Voting rights attached to shares [viii, ix]							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights** [x]	
				Direct [xi]	**Indirect** [xii]	**Direct**	**Indirect**
GB00BOZSH635	N/A	N/A	N/A	N/A	47,478,457	N/A	5.26%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date** [xiii]	**Exercise/ Conversion Period** [xiv]	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date** [xvii]	**Exercise/ Conversion period** [xviii]	**Number of voting rights instrument refers to**	**% of voting rights** [xix, xx]	
					Nominal	**Delta**
CFD				1,597,904	0.18%	0.18%

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
49,076,361	5.44%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
BlackRock Investment Management (UK) Limited - 49,076,361 (5.44%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	
15. Contact telephone number:	

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 26 FEBRUARY 2010, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 933,791,585 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 902,031,017. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.